March 20, 2020

Christina DiAngelo Fettig
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, N.E.
Washington, DC 20549

Re:	Northern Lights Fund Trust (File Nos. 811-21720 and 333-122917) and Northern Lights Variable Trust (File Nos. 811-21853 and 333-131820)XX

Dear Ms. Fettig:

Please find below the Trust’s responses to the comments from the staff received for various shareholder reports for certain series of Northern Lights Fund Trust and Northern Lights Variable Trust. For your convenience, the Staff’s comments are set forth below along with the applicable Registrant’s response.

1.	Comment: With respect to prior comment 2, the Navigator Equity Hedged Fund has greater than 10% of its net assets invested in a particular asset class at year end (securities lending). However, the most recent prospectus does not include a discussion of this particular asset class in the principal investment strategies or principal risk sections. Please explain why the specific asset class has not been included as a principal strategy of the Fund and whether the disclosures in the prospectus are appropriate, provided the significance of specific asset classes in the portfolio.

Response: The Registrant reaffirms that with respect to the Navigator Equity Hedged Fund, securities lending is neither an asset class nor an investment of the Fund and the Registrant believes disclosure as a principal investment strategy of the Fund would be inappropriate; however, in response to the Staff’s comment the Registrant has determined to add the following additional risk disclosure to the Additional Information About Principal Investment Strategies and Related Risks section of the Fund's Prospectus:

•	Participation in Securities Lending. The Fund may lend portfolio securities to certain borrowers in U.S. and non-U.S. markets in an amount not to exceed one third (33 1/3%) of the value of its total assets.

Andrew.Davalla@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3353	4821-1891-4999.1

Christina DiAngelo Fettig
Senior Staff Accountant

March 20, 2020

The Registrant respectfully declines to make any further additional changes pursuant to this comment.

2.	Comment: With respect to your response to prior comment 10, please revise the presentation of fee tables to show that the reimbursement of expenses that have been previously waived is reflected as a separate line-item or included in Other Expenses and reflected in its gross expense, rather than adding two additional line items showing the amount of the waiver and the Total Annual Fund Operating Expenses After Fee Waiver (often referred to as “net expenses”), consistent with SEC ADI 2019-09 - Performance and Fee Issues.

Response: The Registrant confirms it will revise future disclosure consistent with the Staff’s comment.

3.	Comment: With respect to your response to prior comment 10, please explain why the Ascendant Deep Value Bond Fund, Class C shares and Class I shares recaptured expenses, but the recapture does not appear to be reflected in the fee table.

Response: Registrant confirms the presentation in the January 28, 2019 fee table for the Ascendant Deep Value Bond Fund is incorrect. Because of the differential in Other Expenses across the share classes for that fiscal period, the fee table should have reflected Fee Waivers and/or Reimbursements of (0.04)%, 0.24%, and 0.20% for each of Class A, Class C, and Class I, respectively. Registrant notes that notwithstanding the incorrect presentation, the Total Annual Fund Operating Expenses After Fee Waiver and/or Reimbursement presented to shareholders was correct for the period.

4.	Comment: With respect to your response to prior comment 10, please also explain why the prospectus fee table for the Sierra Tactical Core Income Fund has a footnote stating that Other Expenses reflect the recoupment of previously waived advisory fees.

Response: The Registrant confirms that its prior response to this comment reflected that the footnote reference appears to have been carried over from the Fund’s January 29, 2018 prospectus in error.

5.	Comment: With respect to your response to prior comment 12, please direct the Staff to the specific disclosure that fulfills the requirements of Form N-1A, Item 16(e) with respect to the Power Dividend Index Fund’s portfolio turnover rate.

Christina DiAngelo Fettig
Senior Staff Accountant

March 20, 2020

Response: The Registrant clarifies that its prior response indicating that required disclosure was added was in response to the Staff’s observation that the Fund did not include portfolio turnover risk in the prospectus. Although portfolio turnover risk was added as a principal investment risk in the September 3, 2019 prospectus, the Registrant confirms that additional disclosure was not added to fulfill the requirements of Item 16(e). The Registrant confirms that in the following October 28, 2019 Statement of Additional Information, a footnote was added to the disclosure in response to Item 16(e), however, the footnote was not applied to the Power Dividend Index Fund because there was no significant variation in the Fund’s portfolio turnover rate for the two prior fiscal periods.

If you have any questions or additional comments, please call the undersigned at (614) 469-3353.

Respectfully, /s/ Andrew J. Davalla Andrew J. Davalla